

May 10, 2017

Via E-mail
Reed Hastings
President and Chief Executive Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

  Re: Netflix, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed January 27, 2017
    File No. 1-35727

Dear Mr. Hastings:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We are aware of publicly available information indicating that your streaming service is available in Sudan, which is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through subsidiaries or other direct or indirect arrangements. You should describe any services or technology you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your

security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with your operations in Sudan. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Nguyen Parker
        Assistant Director
        Division of Corporation Finance